FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

COMMISSION FILE NO. 000-19696

OPERATOR: Good day, ladies and gentlemen, and welcome to the SERENA Software conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. If anyone should require assistance during the conference, please press star, then zero, on your touch-tone telephone. If anyone should disconnect and need to rejoin, please dial 1-877-655-7651. As a reminder, this conference call is being recorded.

I’d now like to introduce your host for today’s conference, Victoria Hofstad of Citigate Financial. You may begin your conference.

VICTORIA HOFSTAD, CITIGATE FINANCIAL: Thank you.

Thank you for joining us for SERENA Software’s conference call announcing our proposed acquisition of Merant plc. By now, you should have received a copy of the press release issued by Serena and Lehman Brothers. If you have not received this release, please call Citigate Financial at (201) 499-3576, and we’ll get a copy to you as soon as possible.

On the call today from management are Mark Woodward, President and Chief Executive Officer; and Bob Pender, Chief Financial Officer.

Before we begin, let me remind you that this conference call contains forward-looking statements under the Private Securities Reform Act of 1995, including statements regarding future sales, product development, revenue and profitability. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to, our reliance on our mainframe products for revenue; the percentage of license revenue typically closed at the end of each quarter making estimation of operating results prior to the end of the quarter extremely uncertain; the weak economic conditions worldwide which may continue to affect the overall demand for software and services, which has resulted in and could continue to result in decreased revenues and lower revenue growth rates; changes in revenue mix and seasonality; our ability to deliver our products on the distributed systems platform; dependence on revenues from our installed base; continued demand for additional mainframe MIPS capacity; successful integration of this proposed acquisition; expansion of our international organizations; and our ability to manage our growth. Information about potential factors which could affect the Company’s financial results is included in the Company’s Form 10K filed on April 29, 2003 and Form 10Q filed on December 8, 2003.

SERENA assumes no obligation to update any forward-looking information contained in this conference call.

With that said, I’d like to turn the call over to Bob Pender, Chief Financial Officer. Please go ahead, Bob.

ROBERT I. PENDER, JR., VICE PRESIDENT, FINANCE AND ADMINISTRATION, CHIEF FINANCIAL OFFICER AND DIRECTOR, SERENA SOFTWARE, INC.:

Thank you.

This is indeed a very exciting day. This proposed acquisition will create the number two market share leader in software change management and combine two companies with complementary products and similar visions to form an extraordinarily well positioned company with a very sizeable installed base.

Because Merant plc is a company organized in the United Kingdom, there are some unusual aspects of this acquisition which I would like to draw your attention to before Mark goes into much more detail about the very strategic nature of this transaction. First as is customary in the UK, Serena (and Lehman Brothers on its behalf in the UK) is making a tender offer for all of the outstanding share capital and options of Merant. The consideration of 195 pence per share will consist of 70% cash and 30% Serena common stock. The value of our stock to be issued as consideration is based upon a twenty-day closing average ending Monday and the pound to dollar exchange rate is based on the average of the last five trading days. Using these values the total value of Merant’s issued share capital is approximately $380 million. As of January 31, 2004 Merant had cash and equivalents totaling $71 million and their twelve month trailing revenues were $125 million. Using the values above, the offer represents a premium of 25% over the trading price as of yesterday’s close and a 34% premium over the last three months closing average.

As with any transaction, the timing to closing is dependent on various factors. We will be filing shortly a form S-4 in the US and one of the timing variables obviously is the potential for a SEC review. Additionally there are some UK specific milestones. We will be mailing the offer documents to the UK shareholders within 28 days and then following up to obtain their acceptances for the transaction. Because the UK laws allow you in certain circumstances to approach target shareholders in advance of the offer announcement, we have already received confirmations of intent to accept our offer from 27.4% of the existing issued share capital of Merant plus undertakings to accept from the directors and Merant’s employee benefit trust of a further 7.4%. Both the Merant Board and their financial advisors intend to recommend the offer.

We will gather acceptances until we declare the transaction wholly unconditional and issue the consideration 14 days after. Our best estimate for closing is late April/early May but this is subject to change and I will keep you up to date as we go forward.

I also want to spend a minute talking about the restrictions on communication issues we will be dealing with during the offer period. Basically the UK rules prohibit us from providing any shareholder or potential shareholder with any additional material information that is not contained in the press release issued today without having to circulate it to all shareholders. In addition because of the complexity of the interaction between the US and UK regulations, we will be unable to make projections about future results and quantify expected cost synergies between the two companies until the offer ends. It is so strict that a representative from Lehman Brothers will have to present on all investor presentations and telephone calls in order to certify daily that no new material information has been provided. We will obviously have to comply with these laws so please bear with us if we are unable to answer all your questions until after the offer closes.

While Mark will discuss the product and customer synergies in just a minute let me spend a short time on cost synergies. We believe there is an excellent opportunity to reduce expenses in both our organization and infrastructure as well as Merant’s. Clearly we can achieve cost reductions by eliminating the dual exchange listing and associated compliance obligations, achieve cost synergies by streamlining administrative infrastructures as well as reduce costs in a variety of other departments and areas. As you know Serena has one of the most profitable business models in the software industry and we will not allow this transaction to change our commitment to strong profitability and our focus on generating significant cash flows going forward.

For those of you who may be unfamiliar with Merant let me direct you to their announcement today of solid Q3 results for the quarter ended January 31, 2004. On a trailing twelve month basis Merant generated $125 million in total revenue, of which approximately $44 million came from software licenses, a very healthy $66 million in maintenance revenue and $15 million in consulting. They have made significant progress on the cost front in recent quarters however their spend as a percentage of total revenue, particularly in G&A and R&D where they spend 11% and 24% of revenue respectively, remains higher than Serena’s at 7% and 13% respectively.

Lastly I would like to talk a little about purchase accounting. As you know purchase accounting requires us to write-down a substantial amount of deferred revenue to what they call “fair value”. At January 31, 2004 Merant had $44.5 million dollars of deferred revenue which for the most part is unamortized maintenance. For the trailing twelve months they generated $66 million in maintenance revenues with 88% gross margins. Because this write down will be significant, in the first year following the combination the maintenance contribution to revenue and profit will be significantly less than historically reported. It is important to remember that this GAAP adjustment does not affect cash flows from operations and as the maintenance contracts which have been written down renew over the year, the maintenance revenue and contribution to profits should return to historical levels.

I am enthusiastic about the opportunity ahead of this combination and with that I will turn it over to Mark.

MARK WOODWARD

Thanks Bob.

I am very pleased to announce this proposed combination that will create what I believe to be a very powerful force in the enterprise change management and application life cycle management marketplaces. Together we will create the second largest provider of Enterprise Change Management software solutions by a wide margin over the other competitors. The acquisition of Merant will provide us with greatly expanded opportunities going forward, particularly in the creation of a very large installed base of over 15,000 customers worldwide. Not only will this installed base provide us with a very profitable and steady maintenance revenue stream, but it give us the opportunity to go to satisfied customers, with whom we have existing relationships, and cross sell or up sell other products and services offered by the combination. As I have said many times before, our customers often encourage us to bring them more products to buy so they could expand their relationship with a fewer number of preferred vendors. This combination will give us that opportunity. Not only do we think the opportunity for selling our mainframe products into Merant’s customer base is large, even more important will be our ability to go into the very large install base of Merant’s PVCS customers and sell Teamtrack, Change Man DS or Dimensions. Additionally, the very large corporations Serena serves will be great target prospects for purchasing PVCS, Dimensions or Collage. Serena has performed well over the last three years in what has been a challenging IT spending environment primarily as a result of our ability to sell additional products and capacity to existing customers. Post combination we will have a significant opportunity to build on that success. The combination will serve over 15,000 customers, at least 46 of the Fortune 50 and 10 of the largest US financial institutions.

Combining Serena and Merant will also have the effect of greatly increasing our geographic reach. Merant has an existing Asia Pacific presence where Serena does not. This combination will allow us to have and expand a direct presence in territories such as Japan, Korea, Australia and Singapore. Additionally we will greatly increase our footprint in important countries such as the UK, France and Germany. For example Merant has over 130 people in their UK subsidiary alone. Leveraging this expanded reach by introducing Serena products into these geographies could be a growth vehicle in and of itself.

I am also very excited about the new opportunities with partners and indirect channels that this combination provides us. Merant already has relationships with Accenture and Microsoft which we believe will benefit us greatly. We can combine our strength with IBM and in the federal government with Merant’s solid relationships to create significant synergies with partners. As you know at Serena we have been making recent investments in partner relationships and this combination will accelerate this effort. We also think there is a significant opportunity for growth in leveraging the low end distribution relationship Merant has with vendors such as Ingram Micro, particularly with products like PVCS and Teamtrack. The combination will produce a higher volume lower individual dollar transaction flow that I hope will reduce our historic reliance on million dollar deals.

For those of you that are not familiar with Merant’s products allow me to spend a couple of minutes on that. Merant’s products are focused on multi-platform distributed systems change management. The two primary products are Dimensions and PVCS Professional. Merant’s PVCS Professional product is probably the best known and one of the most widely used change management tools in the industry targeting primarily smaller development teams. For the first nine months of this year, PVCS generated approximately 52% of their license revenue. Dimensions is a true enterprise class change management platform with very strong change and configuration management capabilities. For the first nine months of this year Dimensions generated about 38% of their license revenue. I believe both product lines have the potential for growth going forward with Dimensions potentially growing faster on the license line and PVCS contributing a higher percentage of the steady and profitable maintenance stream.

As we moved forward through the process that resulted in this announcement, I was constantly surprised at how closely our organizations aligned in so many areas. One of the primary reasons why I feel confident about our ability to integrate these two organizations is due to our many similarities. Our organizations, our target customers, our technology visions and our products and services are all very complementary. Where we bring historic strength in ECM and mainframe solutions, Merant brings similar strengths focused on distributed systems change management. If you look at the combination on a trailing twelve month license revenue basis, the combination produced 64% of its license revenues from distributed systems and 36% from mainframe platforms. As we have often said we believe the market for distributed systems products will grow faster over time.

We believe this combination will produce the leading vendor of fully enterprise enabled software change management providing the only integrated ECM solution running on the mainframe, LINUX, UNIX and NT distributed systems platforms and providing solutions all the way out to the web. We will increase our enterprise focus going forward and I believe this combination will significantly enhance our competitive position.

I spoke previously about the similarities of the two companies. Interestingly, both companies have efforts underway to expand the total addressable market opportunity beyond software change management to application life cycle management. Each company has made technology progress in certain areas that will be combined under the Serena Application Framework for Enterprise, or SAFE as it is branded, and will accelerate our ability to bring these products to market and increase our competitive differentiation. This may be the most exciting part of the combination. Our customers are anxiously waiting on the SAFE product additions and this combination will bring products to market faster and create new growth opportunities that do not exist today.

Before I open the call up for your questions let me remind all of you of what we have described as our foundational philosophy relating to Merger and Acquisition activity. We have historically repeated our commitment to making acquisitions that are strategic, can be made accretive and are digestible. While I am prohibited by the UK Takeover rules from making any type of future projections you can be assured that this philosophy has not changed. Clearly, as we have already discussed, the creation of the very large installed base and its associated benefits, the new opportunities in new geographies, the channel expansion and the acceleration of our SAFE strategy make this transaction strategic on its face. We also believe this transaction offers a number of potential areas of overlap that should be able to be rationalized creating significant potential cost savings including the elimination of dual exchange listings and reduction of, dual administrative infrastructures and other areas of overlap. Over the five years that we have been public we have certainly established our ability to execute by running one the world’s most profitable software companies of its size through some very difficult times. Our commitment to strong profitability and focus on cash flows has not, and will not change. As we have talked about in the past, digestible also means integratible. We have successfully integrated the five prior acquisitions that we have done, most recently our extremely successful TeamShare acquisition. As I said before, even though Merant is a sizeable company, I believe that due to our similar organizations, customers, cultures and products we will be able to successfully combine the two companies.

Gerry Perkel the President and CEO of Merant will be joining our Board of Directors and we welcome him. Gerry is currently in the UK marketing the transaction to UK shareholders and is unfortunately unable to join us. However, if any of you are interested, we will be joining Gerry and the CFO Scott Hillenbrandt on Merant’s conference call for UK shareholders tonight. The dial-in number is on the press release for Merant’s Q3 financial results, which by the way exceeded expectations on both sides, and I congratulate Merant on a very successful third quarter.

We will be updating you on our progress as we go forward. We will be filing a Form S-4 shortly, we plan on mailing offer documents to UK shareholders in the next two weeks or so and following up with UK shareholders getting their acceptances for the deal over the next 30 to 60 days after that. We already have significant momentum around the deal in the UK and I fully expect it to close.

So with that we will open it up for your questions. Please remember that the UK Takeover rules may limit what we are able to say and we cannot provide future projections or guidance. Operator....

Thanks for your participation on this call. As you can tell I am very optimistic about the combinations future prospects and I look forward to completing this combination creating the second largest vendor of enterprise change management solutions in the world.

Bob and I will be presenting at the JMP and Lehman Brothers Technology Conferences next week as well as traveling to New York for two days of followup investor meetings. We look forward to seeing many of you soon. Thanks again.

This document does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities pursuant to the proposed offer or otherwise.

Serena Software, Inc. intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a prospectus of Serena, a tender offer statement and other relevant materials in connection with the proposed offer. Investors and security holders of Merant plc are urged to read the prospectus and the other relevant materials when they become available because they will contain important information about Serena, Merant and the proposed transaction. The prospectus, the tender offer statement and other relevant materials (when they become available), and any other documents filed by Serena or Merant with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Serena by contacting Serena Investor Relations, 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538, USA, telephone: (650) 522 6600. Investors and security holders may obtain free copies of the documents filed with the SEC by Merant by contacting Merant Investor Relations, 3445 NW 211th Terrace, Hillsboro, Oregon 97124, USA, telephone: (503) 617 2753. A description of the interests of the executive officers and directors of Merant will be set forth in the prospectus that will be included in the registration statement. Investors and securityholders may obtain additional information regarding the interests of such potential participants by reading the prospectus and the other relevant documents filed with the SEC when they become available.